SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -----------------------------------
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934*
                               (Amendment No. 11)
                      -----------------------------------

                            COMPANHIA DE BEBIDAS DAS
                                 AMERICAS-AMBEV
                                (Name of Issuer)

                         AMERICAN BEVERAGE COMPANY-AMBEV
                   (Translation of Issuer's Name into English)
                      -----------------------------------

                        COMMON SHARES, WITHOUT PAR VALUE

            AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 100
                 COMMON SHARES, WITHOUT PAR VALUE, EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class or securities)

                      -----------------------------------
                                    20441W104
                                 (CUSIP Number)
                      -----------------------------------

    BENOIT LOORE               GEORGE H. WHITE              PAUL ALAIN FORIERS
      INBEV SA             SULLIVAN & CROMWELL LLP           SANDRINE HIRSCH
  BROUWERIJPLEIN 1            1 NEW FETTER LANE                SIMONT BRAUN
    3000 LEUVEN                LONDON EC4A 1AN            AVENUE LOUISE 149 (20)
      BELGIUM                      ENGLAND                   B-1050 BRUXELLES
(011)(32) 16 27 68 70      (011) (44) 20 7959-8900               BELGIUM
                                                          (011) (32) 2 543 70 80

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                NOVEMBER 9, 2005
                  (Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INBEV SA
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        OO, WC
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        KINGDOM OF BELGIUM
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      30,500,239,706 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           30,500,239,706 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 30,500,239,706 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      88.4% (1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------

----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly acquired by InBev SA (formerly Interbrew S.A.) ("InBev") as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly acquired by InBev as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below); (iii) 5,349,312,173 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with Interbrew International B.V. and AmBrew S.A. (taking the places of InBev Holding Brasil S.A. ("InBev Brasil") and Empresa de Administracao e Participacoes - ECAP ("ECAP") pursuant to the Instrument of Accession as described below) relating to the parties' AmBev common shares; (iv) 2,960,070,177 AmBev common shares indirectly acquired by InBev as a result of the settlement of the mandatory tender offer on May 3, 2005 (described below); (v) 6,095,669,326 AmBev common shares received by InBev pursuant to the AmBev share dividend declared on May 31, 2005 (as described below); (vi) 14,506,672 AmBev common shares contributed to Ambrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to InBev (described below); and (vii) minus the 39,413,782 AmBev common shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil on June 24, 2005 and InBev Brasil's subsequent merger into AmBev on July 28, 2005 (described below). The Stichting InBev (formerly Stichting Interbrew) holds 321,712,000 InBev ordinary shares, representing approximately 52.75% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        STICHTING INBEV (FORMERLY, STICHTING INTERBREW)
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        THE NETHERLANDS
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      30,500,239,706 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           30,500,239,706 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 30,500,239,706 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      88.4% (1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly acquired by InBev SA (formerly Interbrew S.A.) ("InBev") as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly acquired by InBev as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below); (iii) 5,349,312,173 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with Interbrew International B.V. and AmBrew S.A. (taking the places of InBev Holding Brasil S.A. ("InBev Brasil") and Empresa de Administracao e Participacoes - ECAP ("ECAP") pursuant to the Instrument of Accession as described below) relating to the parties' AmBev common shares; (iv) 2,960,070,177 AmBev common shares indirectly acquired by InBev as a result of the settlement of the mandatory tender offer on May 3, 2005 (described below); (v) 6,095,669,326 AmBev common shares received by InBev pursuant to the AmBev share dividend declared on May 31, 2005 (as described below); (vi) 14,506,672 AmBev common shares contributed to Ambrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to InBev (described below); and (vii) minus the 39,413,782 AmBev common shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil on June 24, 2005 and InBev Brasil's subsequent merger into AmBev on July 28, 2005 (described below). The Stichting InBev (formerly Stichting Interbrew) holds 321,712,000 InBev ordinary shares, representing approximately 52.75% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        EUGENIE PATRI SEBASTIEN S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        LUXEMBOURG
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      30,500,239,706 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           30,500,239,706 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 30,500,239,706 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      88.4% (1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly acquired by InBev SA (formerly Interbrew S.A.) ("InBev") as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly acquired by InBev as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below); (iii) 5,349,312,173 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with Interbrew International B.V. and AmBrew S.A. (taking the places of InBev Holding Brasil S.A. ("InBev Brasil") and Empresa de Administracao e Participacoes - ECAP ("ECAP") pursuant to the Instrument of Accession as described below) relating to the parties' AmBev common shares; (iv) 2,960,070,177 AmBev common shares indirectly acquired by InBev as a result of the settlement of the mandatory tender offer on May 3, 2005 (described below);
(v) 6,095,669,326 AmBev common shares received by InBev pursuant to the AmBev share dividend declared on May 31, 2005 (as described below); (vi) 14,506,672 AmBev common shares contributed to Ambrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to InBev (described below); and (vii) minus the 39,413,782 AmBev common shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil on June 24, 2005 and InBev Brasil's subsequent merger into AmBev on July 28, 2005 (described below). The Stichting InBev (formerly Stichting Interbrew) holds 321,712,000 InBev ordinary shares, representing approximately 52.75% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this
Schedule 13D.

         Eugenie Patri Sebastien S.A. disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        AMBREW S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        LUXEMBOURG
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      30,500,239,706 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           30,500,239,706 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 30,500,239,706 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      88.4% (1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly acquired by InBev SA (formerly Interbrew S.A.) ("InBev") as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly acquired by InBev as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below); (iii) 5,349,312,173 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with Interbrew International B.V. and AmBrew S.A. (taking the places of InBev Holding Brasil S.A. ("InBev Brasil") and Empresa de Administracao e Participacoes - ECAP ("ECAP") pursuant to the Instrument of Accession as described below) relating to the parties' AmBev common shares; (iv) 2,960,070,177 AmBev common shares indirectly acquired by InBev as a result of the settlement of the mandatory tender offer on May 3, 2005 (described below);
(v) 6,095,669,326 AmBev common shares received by InBev pursuant to the AmBev share dividend declared on May 31, 2005 (as described below); (vi) 14,506,672 AmBev common shares contributed to Ambrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to InBev (described below); and (vii) minus the 39,413,782 AmBev common shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil on June 24, 2005 and InBev Brasil's subsequent merger into AmBev on July 28, 2005 (described below). The Stichting InBev (formerly Stichting Interbrew) holds 321,712,000 InBev ordinary shares, representing approximately 52.75% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this
Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INTERBREW INTERNATIONAL B.V.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        THE NETHERLANDS
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      30,500,239,706 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           30,500,239,706 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 30,500,239,706 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      88.4% (1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,258 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly acquired by InBev SA (formerly Interbrew S.A.) ("InBev") as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly acquired by InBev as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below); (iii) 5,349,312,173 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with Interbrew International B.V. and AmBrew S.A. (taking the places of InBev Holding Brasil S.A. ("InBev Brasil") and Empresa de Administracao e Participacoes - ECAP ("ECAP") pursuant to the Instrument of Accession as described below) relating to the parties' AmBev common shares; (iv) 2,960,070,177 AmBev common shares indirectly acquired by InBev as a result of the settlement of the mandatory tender offer on May 3, 2005 (described below); (v) 6,095,669,326 AmBev common shares received by InBev pursuant to the AmBev share dividend declared on May 31, 2005 (as described below); (vi) 14,506,672 AmBev common shares contributed to Ambrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to InBev (described below); and (vii) minus the 39,413,782 AmBev common shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil on June 24, 2005 and InBev Brasil's subsequent merger into AmBev on July 28, 2005 (described below). The Stichting InBev (formerly Stichting Interbrew) holds 321,712,000 InBev ordinary shares, representing approximately 52.75% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 11 ("Amendment No. 11") amends the Schedule 13D originally filed on March 15, 2004, as amended by Amendment No. 1 thereto filed on May 27, 2004 and Amendment No. 2 thereto filed on June 3, 2004, on behalf of InBev SA (formerly Interbrew S.A.), the Stichting InBev (formerly Stichting Interbrew) (the "Stichting") and Eugenie Patri Sebastien S.A. (formerly Eugenie Patri Sebastien SCA) ("EPS"), as amended by Amendment No. 3 thereto filed on September 2, 2004, Amendment No. 4 thereto filed on September 10, 2004, Amendment No. 5 thereto filed on October 13, 2004, Amendment No. 6 thereto filed on February 15, 2005, Amendment No. 7 thereto filed on March 1, 2005, Amendment No. 8 thereto filed on March 28, 2005, Amendment No. 9 thereto filed on April 5, 2005 and Amendment No. 10 thereto filed on June 10, 2005 on behalf of InBev SA, the Stichting, EPS, Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.)("InBev Brasil"), Ambrew S.A. (formerly Tinsel Investments S.A.) and Interbrew International B.V. ("IIBV") (InBev SA, the Stichting, EPS, Ambrew S.A. and IIBV collectively referred to herein as the "Reporting Persons"), relating to the common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev") (the Schedule 13D, as amended, is referred to herein as the "Schedule 13D"). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares. The American Depositary Shares are evidenced by American Depositary Receipts. The address of AmBev's principal executive offices is Rua Dr. Renato Paes de Barros 1017, 4 andar, 04530-001, Sao Paulo, SP, Brazil.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Item 2 is hereby amended and supplemented as follows:

         The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of InBev and IIBV and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annexes A-1 and A-2 to this Amendment No. 11.

         ECAP and InBev Brasil were dissolved as a result of the merger transactions described under Item 5(c) of this Amendment No. 11 and are therefore no longer Reporting Persons with respect to this Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is amended and supplemented by adding the following:

         From June 17, 2005 through March 24, 2006, Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") acquired 699,960,000 AmBev Common Shares in open market purchases. The aggregate purchase price was $216,359,204.38. The source of funding for the purchases of the Ambev Common Shares was the general working capital of the Fundacao.

         Exhibit 2.22 hereto sets forth all transactions with respect to the AmBev Common Shares effected by Fundacao from June 17, 2005 through March 24, 2006 and is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Fundacao acquired AmBev Common Shares for general investment purposes through regular market transactions in accordance with the Individual Investment Program (the "Individual Investment Program") based on the "Manual of Disclosure and Use of Information and Policy of Negotiation of Securities Issued By Companhia De Bebidas Das Americas -- AmBev". A translation of the Individual Investment Program is attached as Exhibit 2.23 hereto.

         Consistent with the Individual Investment Program, the Fundacao plans to continue to acquire up to an additional 170,640,000 AmBev Common Shares from time to time prior to July 11, 2007, the expiration date of the Individual Investment Program, through regular market transactions or otherwise.

         The Fundacao may change the Individual Investment Program to acquire more than 870,600,000 AmBev Common Shares, fewer than 870,600,000 AmBev Common Shares or no additional AmBev Common Shares. Following the completion of the Individual Investment Program, the Fundacao may acquire additional AmBev Common Shares or enter into other Individual Investment Programs.

         In addition, the Fundacao reserves the right from time to time to formulate plans or proposals regarding AmBev or any of AmBev's securities and to carry out any of the actions or transactions described in paragraphs (a) through
(j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by Fundacao.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         This Item 5 is hereby amended and supplemented as follows:

         (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

         (b) Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

         (c) From June 17, 2005 through March 24, 2006, the Fundacao acquired 699,960,000 AmBev Common Shares in open market purchases.

         On December 20, 2005, former AmBev employees who had been transferred to InBev contributed 14,506,672 AmBev Common Shares and 142,512,153 AmBev preferred shares to Ambrew in exchange for 261,685 shares of Ambrew which were exchanged for 1,603,524 ordinary shares of InBev on December 21, 2005 as part of an employee share swap program.

         On June 24, 2005, ECAP merged into InBev Brasil, with ECAP's shareholders receiving shares of InBev Brasil in exchange for their respective interests in ECAP. As a result, Ambrew and IIBV received shares of InBev Brasil proportionate to their combined 97.82% interest in ECAP and ECAP's minority shareholder received shares of InBev Brasil proportionate to its 2.18% interest in ECAP. On July 28, 2005, InBev Brasil merged into AmBev (the "InBev Brasil-AmBev Merger")and the AmBev Common Shares owned by InBev Brasil on that date were cancelled and AmBev issued the same number of new AmBev Common Shares directly to InBev Brasil's shareholders in exchange for their respective equity interests in InBev Brasil. As a result, the former minority shareholder of ECAP was issued 39,413,782 new AmBev Common Shares which replaced cancelled AmBev Common Shares that had previously been treated as beneficially owned by ECAP (and, therefore, by the other Reporting Persons) for the purposes of this
Schedule 13D. ECAP and InBev Brazil were dissolved as a result of these mergers and are therefore no longer Reporting Persons for the purposes of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 28, 2005, IIBV and Ambrew executed the Instrument of Accession (the "Instrument of Accession") to the AmBev Shareholders' Agreement, dated July 1, 1999, among the Fundacao, InBev Brasil and ECAP (the "AmBev Shareholders' Agreement"). Under the Instrument of Accession, IIBV and Ambrew became parties to the AmBev Shareholders' Agreement in their capacities as the holders of the replacement AmBev Common Shares issued pursuant to the InBev Brasil-AmBev Merger (the "Replacement Shares"). As a result, IIBV and Ambrew are bound by and subject to the terms of the AmBev Shareholders' Agreement with regard to the Replacement Shares.

         The Instrument of Accession is attached as Exhibit 2.21 to this
Schedule 13D and is hereby incorporated by reference herein and this Item 6 is qualified in its entirety by reference thereto.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.4 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.6 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.7 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.8 Form of Amended InBev By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.9 Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.10 Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.11 Joint Filing Agreement pursuant to Rule 13d-1(k)(incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

Exhibit No.    Description
-----------    -----------

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.13 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.14 Shareholders' Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa
               Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V.,
               Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

2.15 Press Release, dated September 2, 2004 (incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 10, 2004).

2.16 Press Release, dated October 12, 2004 (incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to AmBev filed by the Reporting Persons on October 13, 2004).

2.17 English translation of Edital (Invitation to Bid), dated February 14, 2005 (incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to AmBev filed by the Reporting Persons on February 15, 2005).

Exhibit No.    Description
-----------    -----------

2.18 Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to Amendment No. 7 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 1,
               2005).

2.19 Press Release, dated March 23, 2005 (Incorporated by reference to Amendment No. 8 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 28, 2005).

2.20 Press Release, dated March 31, 2005 (Incorporated by reference to Amendment No. 9 to the Schedule 13D relating to AmBev filed by the Reporting Persons on April 5, 2005).

2.21 Instrument of Accession, dated July 28, 2005, to the AmBev Shareholders' Agreement.

2.22 List of Common Shares acquired by the Fundacao from June 17, 2004 through March 24, 2006.

2.23           Individual Investment Program of the Fundacao.

                                                     ANNEX A-1

                                     EXECUTIVE OFFICERS AND DIRECTORS OF INBEV
------------------------------------------------------------------------------------------------------------
       NAME          CITIZENSHIP         BUSINESS ADDRESS           PRESENT PRINCIPAL         BENEFICIAL
                                                                       OCCUPATION            OWNERSHIP OF
                                                                      OR EMPLOYMENT          AMBEV COMMON
                                                                                                SHARES
------------------------------------------------------------------------------------------------------------
Pierre Jean         United States   Brouwerijplein 1, 3000      Chairman of InBev                None
Everaert                            Leuven, Belgium
------------------------------------------------------------------------------------------------------------
Jorge Paulo         Brazil          Rua Dr. Renato Paes de      Director of BRC, InBev,     30,500,239,718(1)
Lemann                              Barros, n(degree) 1.017,    the Stichting and
                                    3(degree) andar cjs.        AmBev
                                    31 e 32 04530-001,
                                    Sao Paulo, SP - Brazil
------------------------------------------------------------------------------------------------------------
Carlos Alberto da    Brazil         Avenida Brigadeiro Faria     Director of BRC, InBev,     30,500,239,712(1)
Veiga Sicupira                      Lima, 3729 - 7(degree)       the Stichting and AmBev
                                    andar, CEP 04538-905,
                                    Sao Paulo, SP, Brazil
------------------------------------------------------------------------------------------------------------
Roberto Moses        Brazil         Avenida Brigadeiro Faria     Director of BRC, the              20
Thompson Motta                      Lima, 3729 - 7(degree)       Stichting and InBev;
                                    andar, CEP 04538-905,        member of the Board of
                                    Sao Paulo, SP, Brazil        Directors of Quinsa and
                                                                 QIB
------------------------------------------------------------------------------------------------------------
Marcel Herrmann      Brazil         Rua Dr. Renato Paes de       Director of BRC, InBev,     30,542,848,712(1)
Telles                              Barros, n(degree) 1.017,     the Stichting and AmBev
                                    3(degree) andar cjs.
                                    31 e 32 04530-001,
                                    Sao Paulo, SP - Brazil
------------------------------------------------------------------------------------------------------------
Mark Winkelman      Netherlands     c/o North Sea Capital        Senior Director of              None
                                    800 3rd avenue 31st fl.      Goldman, Sachs & Co.
                                    New York NY 10017
------------------------------------------------------------------------------------------------------------
Allan Chapin        United States   599 Lexington Avenue,        Partner of Compass              None
                                    New York, NY 10022           Advisers, LLP
------------------------------------------------------------------------------------------------------------
Peter Harf          Germany         Ludwig-Bertram-Str. 8+10;    Chairman and Chief              None
                                    D-67059, Ludwigshafen,       Executive Officer of Joh.
                                    Germany                      A. Benckiser GmbH
------------------------------------------------------------------------------------------------------------
Arnoud de Pret      Belgium         Rue du Loutrier 65, 1170     Financial Consultant of         None
Roose de                            Brussels, Belgium            Multifin
Calesberg
------------------------------------------------------------------------------------------------------------
Philippe de         Belgium         Brouwerijplein 1, 3000       Director of InBev               None
Spoelberch                          Leuven, Belgium
------------------------------------------------------------------------------------------------------------
Jean-Luc            Belgium         Berkendallaan 52, 1800       Mayor of Vilvoorde,             None
Dehaene                             Vilvoorde, Belgium           Belgium
------------------------------------------------------------------------------------------------------------
Kees Storm          Netherlands     Vondellaan 24, 2111 CP       Chairman of the                 None
                                    Amsterdam, Netherlands       Supervisory Boards of
                                                                 Wessanen NV and Laurus NV
------------------------------------------------------------------------------------------------------------

---------------
         1 Messrs. Lemann, Sicupira and Telles hold sole voting and dispositive power over 12, 6 and 42,609,006 AmBev Common Shares, respectively, and they report their beneficial ownership of AmBev Common Shares on a separately filed
Schedule 13D.

------------------------------------------------------------------------------------------------------------
Alexandre Van       Belgium         Brouwerijplein 1, 3000       Director of InBev               None
Damme                               Leuven, Belgium
------------------------------------------------------------------------------------------------------------
Remmert Laan        France          121, boulevard Haussmann,    Senior Advisor of Lazard        None
                                    75382 Paris, France          Freres (Paris)
------------------------------------------------------------------------------------------------------------
Carlos Brito        Brazil          Brouwerijplein 1, 3000       Chief Executive Officer         9,928,532
                                    Leuven, Belgium              of InBev
------------------------------------------------------------------------------------------------------------
Stefan              Belgium         Brouwerijplein 1, 3000       Zone President Western          None
Descheemaeker                       Leuven, Belgium              Europe of InBev
------------------------------------------------------------------------------------------------------------
Alain Bevens        Belgium         Brouwerijplein 1, 3000       Zone President Central          None
                                    Leuven, Belgium              and Eastern Europe of
                                                                 InBev
------------------------------------------------------------------------------------------------------------
Brent Willis        United States   1120 One Corporate Avenue    Zone President Asia               1
                                    Shanghai 200021, People's    of InBev
                                    Republic of China
------------------------------------------------------------------------------------------------------------
Steve Cahillane     United States   Brouwerijplein 1, 3000       Chief Commercial                None
                                    Leuven, Belgium              Officer of InBev
------------------------------------------------------------------------------------------------------------
Felipe Dutra        Brazil          Brouwerijplein 1, 3000       Chief Financial Officer         None
                                    Leuven, Belgium              of InBev
------------------------------------------------------------------------------------------------------------
Claudio Garcia      Brazil          Brouwerijplein 1, 3000       Chief Information &             None
                                    Leuven, Belgium              Services Officer of InBev
------------------------------------------------------------------------------------------------------------
Peter Vrijsen       Netherlands     Brouwerijplein 1, 3000       Chief People Officer of         None
                                    Leuven, Belgium              InBev
------------------------------------------------------------------------------------------------------------
Andre Weckx         Belgium         Brouwerijplein 1, 3000       Chief Technical Officer         None
                                    Leuven, Belgium              of InBev
------------------------------------------------------------------------------------------------------------
Sabine Chalmers     Germany         Brouwerijplein 1, 3000       Chief Legal Officer             None
                                    Leuven, Belgium
------------------------------------------------------------------------------------------------------------
Jo Van Biesbroeck   Belgium         Brouwerijplein 1, 3000       Chief Strategy & Business       None
                                    Leuven, Belgium              Development Officer
------------------------------------------------------------------------------------------------------------
Juan Vergara        Brazil          Brouwerijplein 1, 3000       Chief Buying Officer            12,367,278
                                    Leuven, Belgium
------------------------------------------------------------------------------------------------------------

                                                     ANNEX A-2

                                     EXECUTIVE OFFICERS AND DIRECTORS OF IIBV

------------------------------------------------------------------------------------------------------------
         NAME            CITIZENSHIP            BUSINESS ADDRESS                 PRESENT PRINCIPAL
                                                                                     OCCUPATION
                                                                                   OR EMPLOYMENT
------------------------------------------------------------------------------------------------------------
Gert Boulange           Belgium        Brouwerijplein 1, 3000 Leuven,       Tax Manager for InBev
                                       Belgium
------------------------------------------------------------------------------------------------------------
Ulla De Hondt           Belgium        Brouwerijplein 1, 3000 Leuven,       Director, Finance Services
                                       Belgium                              for InBev
------------------------------------------------------------------------------------------------------------
Jan Van Erve            Netherlands    Ceresstraat 19, 4811 CA Breda,       Director and Financial
                                       the Netherlands                      Manager for IIBV
------------------------------------------------------------------------------------------------------------
Henk Ribbers            Netherlands    Ceresstraat 19, 4811 CA Breda,       Legal Advisor to IIBV
                                       the Netherlands
------------------------------------------------------------------------------------------------------------
Marjon Visscher         Netherlands    Ceresstraat 19, 4811 CA Breda,       Legal Director of IIBV
                                       the Netherlands
------------------------------------------------------------------------------------------------------------

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 25, 2006

                                   INBEV SA


                                   by     /s/ Stefan Descheemaeker
                                          --------------------------------
                                   Name:  Stefan Descheemaeker
                                   Title: Zone President, Western Europe


                                   by     /s/ Felipe Dutra
                                          --------------------------------
                                   Name:  Felipe Dutra
                                   Title: Chief Financial Officer

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 25, 2006

                                   STICHTING INBEV


                                   by     /s/ Arnoud de Pret
                                          --------------------------------
                                   Name:  Arnoud de Pret
                                   Title: Director


                                   by     /s/ Marcel Telles
                                          --------------------------------
                                   Name:  Marcel Telles
                                   Title: Director

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 25, 2006

                                   EUGENIE PATRI SEBASTIEN S.A.


                                   by     /s/ Arnoud de Pret
                                          -------------------------------------
                                   Name:  Arnoud de Pret
                                   Title: Director


                                   by     /s/ Alexandre Van Damme
                                          -------------------------------------
                                   Name:  Alexandre Van Damme
                                   Title: Director


                                   by     /s/ Philippe de Spoelberch
                                          -------------------------------------
                                   Name:  Philippe de Spoelberch
                                   Title: Director

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 25, 2006

                                         AMBREW S.A.


                                         by     /s/ Benoit Loore
                                                --------------------------------
                                         Name:  Benoit Loore
                                         Title: Director


                                         by     /s/ Jean Louis Van de Perre
                                                --------------------------------
                                         Name:  Jean Louis Van de Perre
                                         Title: Director

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 25, 2006

                                         INTERBREW INTERNATIONAL B.V.


                                         by     /s/ Ulla De Hondt
                                                --------------------------------
                                         Name:  Ulla De Hondt
                                         Title: Director


                                         by     /s/ Gert Boulange
                                                --------------------------------
                                         Name:  Gert Boulange
                                         Title: Director

                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.4 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.6 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.7 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.8 Form of Amended InBev By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.9 Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.10 Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

Exhibit No.    Description
-----------    -----------

2.11 Joint Filing Agreement pursuant to Rule 13d-1(k)(incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.13 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.14 Shareholders' Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa
               Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V.,
               Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann,
               Mr. Sicupira and Mr. Telles on September 1, 2004).

2.15 Press Release, dated September 2, 2004 (incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 10, 2004).

2.16 Press Release, dated October 12, 2004 (incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to AmBev filed by the Reporting Persons on October 13, 2004).

2.17 English translation of Edital (Invitation to Bid), dated February 14, 2005 (incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to AmBev filed by the Reporting Persons on February 15, 2005).

2.18 Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to Amendment No. 7 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 1,
               2005).

2.19 Press Release, dated March 23, 2005 (Incorporated by reference to Amendment No. 8 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 28, 2005).

2.20 Press Release, dated March 31, 2005 (Incorporated by reference to Amendment No. 9 to the Schedule 13D relating to AmBev filed by the Reporting Persons on April 5, 2005).

2.21 Instrument of Accession, dated July 28, 2005, to the AmBev Shareholders' Agreement.

2.22 List of Common Shares acquired by the Fundacao from June 17, 2004 through March 24, 2006.

2.23           Individual Investment Program of the Fundacao.